SCHEDULE 13G

Amendment No. 0
Applix Incorporated
common stock
Cusip # 038316105

Cusip # 038316105
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	559,360
Item 6:	0
Item 7:	559,360
Item 8:	0
Item 9:	559,360
Item 11:	5.127%
Item 12:	    HC

Cusip # 038316105
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	559,360
Item 8:	0
Item 9:	559,360
Item 11:	5.127%
Item 12:	IN

Cusip # 038316105
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	559,360
Item 8:	0
Item 9:	559,360
Item 11:	5.127%
Item 12:	IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer:

		Applix Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		112 Turnpike Road
		Westboro, MA 01581

Item 2(a).	Name of Person Filing:

		Fidelity International Limited

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		Pembroke Hall, 42 Crowlane
		Hamilton, Bermuda

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		038316105

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	559,360

	(b)	Percent of Class:	5.127%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	559,360

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	559,360

	(iv)	shared power to dispose or to direct the disposition of:
	0


Item 5.	Ownership of Five Percent or Less of a Common Stock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Applix Incorporated. No one person's interest in the common stock of Applix Incorporated is more than five percent of the total outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Fidelity International Limited's beneficial ownership of the common stock of Applix Incorporated at March 9, 2000 is true, complete and correct.


	March 13, 2000
Date




Signature



	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of Fidelity International Limited and it direct and indirect subsidiaries



EXHIBIT to SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 559,360 shares or 5.127% of the common stock outstanding of Applix Incorporated.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FIL has sole dispositive power over 559,360 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 559,360 shares of common stock held by the International Funds as reported above.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 13, 2000, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Applix
Incorporated at March 9, 2000.

Fidelity International Limited

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Fidelity International Limited and its direct
and indirect subsidiaries.

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d.

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson.